Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

New Preclinical Research Presented at AACR 2019 Reveals Unique Anti-Cancer Mechanism of Action Underscoring IMV’s Immunotherapy Program

Dartmouth, Nova Scotia; April 3, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that preclinical research presented at the American Association for Cancer Research (AACR) Annual Meeting 2019 demonstrated how the mechanism of action (MOA) of IMV’s proprietary DPX technology can enhance a broad spectrum of immune cell infiltration into tumors, which included T cells, Natural Killer (NK) cells, and macrophages. Analyses also revealed the differentiated characteristics of the immune cell responses and the potential implications for enhanced anti-tumor efficacy.

“The new preclinical data shared at this year’s AACR Annual Meeting provides greater insight into the unique mechanism of our immunotherapy programs,” said Marianne Stanford, Vice President, Research at IMV. “These data demonstrate our commitment to fully understanding how our platform impacts our product candidates, which in turn informs our clinical program designs and ability to identify patient needs that are more likely to benefit from our approach.”

In the poster titled, T-distributed stochastic neighbor embedding (t-SNE) analysis of tumor infiltrating lymphocytes after treatment with a T cell activating therapy identifies a unique population of recruited CD8+ T cells and novel options for combination immunotherapy, IMV researchers used specialized data analytics to examine how DPX-based agents, when combined with cyclophosphamide (CPA), induced T cells to infiltrate tumors and attack cancerous cells. The study closely examined the types of immune cell responses and how and why they were able to affect disease.

The data indicated that this approach stimulated the infiltration of a broad base of immune cells into tumors, including T cells, NK cells, and macrophages. The specific T cell population that moved into tumors could be grouped based on the co-expression of different checkpoint molecules such as PD-1 and Tim-3. However, those stimulated to infiltrate tumors generally did not express CTLA-4 (a protein found on T cells that inhibits the immune response).

Researchers also found that combining DPX/CPA treatments with a CTLA-4-blocking antibody increased efficacy in controlling tumor growth in the animal models. The data suggested that this result was due to the antibodies acting on T cells present in the tumors, rather than those induced by treatment. This finding contrasts previously published studies with anti-PD-1 combinations in which treatment directly enhanced DPX-induced T cell responses.

“We believe there is a need for more targeted immunotherapy approaches and this work is another important step for us toward achieving this goal,” said Frederic Ors, Chief Executive Officer, at IMV. “This is a new frontier in immuno-oncology drug development, and I’m proud of the work our team has done and the potential it represents to, ultimately, improve treatments for patients.”

IMV’s current clinical program includes multiple phase 2 studies assessing the safety and efficacy of its lead candidate, DPX-Survivac, in combination with mCPA and Merck’s checkpoint inhibitor, Keytruda®.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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SOURCE: IMV Inc.

Contacts for IMV:

MEDIA
Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com

INVESTOR RELATIONS

Marc Jasmin, IMV Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext: 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com